UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 63684 / January 10, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14150

In the Matter of	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO STRATHCLAIR VENTURES, LTD. (N/K/A SILVERCREST MINES, INC.)**
Springfield Co., Inc.,	
SRR Mercantile Inc.,	
Standard Mining Corp.,	
Stewart Foods, Inc.,	
Strathclair Ventures, Ltd. (n/k/a SilverCrest Mines, Inc.),	
Sunlite, Inc.,	
Syndicated Food Service International, Inc., and	
Syspower Multimedia Industries, Inc.,	
Respondents.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Strathclair Ventures, Ltd. (n/k/a SilverCrest Mines, Inc.) ("SilverCrest" or "Respondent"), pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on December 3, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order

Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Strathclair Ventures, Ltd. (n/k/a SilverCrest Mines, Inc.) ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

1.   SilverCrest (CIK No. 1112979) is a British Columbia corporation located in Vancouver, British Columbia, Canada. At all times relevant to this proceeding, the securities of SilverCrest have been registered under Exchange Act Section 12(g). As of November 30, 2010, the company's stock (symbol "STVZF") was traded on the over-the-counter markets.

2.   SilverCrest has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-16 thereunder because it has not filed any periodic reports with the Commission since the period ended December 31, 1999.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanctions specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

<u>Service List</u>

Rule 141 of the Commission's Rules of Practice provides that the Secretary, or another duly authorized officer of the Commission, shall serve a copy of the Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Strathclair Ventures, Ltd. (n/k/a SilverCrest Mines, Inc.) ("Order") on the Respondent and its legal agent.

The attached Order has been sent to the following parties and other persons entitled to notice:

The Honorable Robert G. Mahony
Administrative Law Judge
Securities and Exchange Commission
100 F St., N.E.
Washington, DC 20549-2557

Neil J. Welch, Jr., Esq.
Division of Enforcement
Securities and Exchange Commission
100 F St., N.E.
Washington, DC 20549-6010

Strathclair Ventures, Ltd. (n/k/a SilverCrest Mines, Inc.)
9th Floor, 555 Burrard St.
Vancouver, BC V7X 1M8
Canada

Thomas Swigert, Esq.
Dorsey & Whitney
50 South Sixth St., Suite 1500
Minneapolis, MN 55402-1498
(Counsel for Strathclair Ventures, Ltd. (n/k/a SilverCrest Mines, Inc.)